FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BBM Voice and BBM Channels Now Available for Android and iPhone Customers	4.

Document 1

  NEWS RELEASE
February 13, 2014

FOR IMMEDIATE RELEASE

BBM Voice and BBM Channels Now Available for Android and iPhone Customers

New features also include simple file and photo sharing, location sharing, over 100 new emoticons and Dropbox integration for iPhone, Android and BlackBerry Smartphones

Waterloo, ON – A new version of BBM™ will be available later today for Android™, iPhone and BlackBerry® (NASDAQ: BBRY; TSX: BB) customers, giving them lots of exciting new features. Android and iPhone customers will now be able to make free voice calls to BBM contacts over a Wi-Fi® or data connection with BBM Voice*, as well as access BBM Channels. In addition, BBM customers on Android, iPhone and BlackBerry** smartphones will have more to chat about with fast one-click sharing of photos, documents, voice notes and more. BBM customers will also be able to share their live location for a specified amount of time with other BBM contacts by using location sharing, powered by Glympse, and will have 100 new emoticons available to help them say what’s on their mind.

“BBM continues to deliver new functionality as a premier messaging platform that provides a simple and effective way to stay connected. Today’s announcement gives Android and iPhone customers the rich experience of BBM Voice and BBM Channels – two great ways to connect with friends, family and colleagues, to build out communities around shared interests, and to follow your favorite people and brands,” said John Sims, President, Global Enterprise Solutions at BlackBerry. “BBM continues to quickly evolve as a social mobile platform for consumers as well as for business customers through innovative features that give you great new ways to connect and share with each other.”

BBM Channels

BBM Channels lets customers chat with other BBM users about topics that interest them. Customers can join channels about a range of topics from products, hobbies and sports to entertainment, fashion, cars and more. Channels can be created by brands, businesses and BBM customers alike and are a great way to communicate directly and immediately with people who share common interests in the broader BBM community.

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By posting to their channel, channel owners immediately reach their subscribers with a message that can spark discussions. “Scheduled chat hours” allow BBM customers to have live chats with the channel owner – a great way to engage directly with their favorite channels one on one.

BBM Channels maintains the BBM core values of immediacy, privacy and control. Because BBM Channels live right inside BBM, BBM customers get notified the moment one of the channels they follow has a new post, or when someone responds to their comments.

With BBM Channels, customers can engage with brands or other customers without having to add them to their contact lists, thereby maintaining a high level of privacy. With BBM Channels, customers have the discretion to opt in only to channel brands that are relevant to them and always have control over the channels they subscribe to, while channel owners have control over how subscribers interact with their channel.

For brands and businesses, BBM Channels provides a new way to interact and connect with a highly engaged and targeted mobile audience. There are thousands of brands already using BBM Channels to engage with their customers. More on BBM Channels:

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Open, yet private.  Channel owners control the conversation on their channels. Channel owners can choose to: allow subscribers to comment on posts freely or to approve them first; let subscribers chat with them directly anytime, or set chat hours; they can interact with subscribers without ever giving out personal details, or adding them as a personal BBM Contact. And with private channels, channel owners can keep in touch with closer circles on an invite-only basis.

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Channel reporting.  Each channel has its own performance dashboard built right in. Channel owners can see stats on how subscribers are engaging with their channel, how many people have viewed each post and how the subscriber base is growing.

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It’s fast and easy. Start a channel right from a BlackBerry, iPhone or Android smartphone. It only takes a few minutes to set up a BBM Channel and once it is set up, posting to it is as simple as choosing a photo and adding a short message.

Location Sharing

With location sharing powered by Glympse, customers can now share their real-time location with one or several BBM contacts for a specified amount of time – perfect for when people are running late, out with friends and more. BBM puts control in the customers’ hands, allowing them to specify how long they want to share their location for, by setting a timer. When the timer runs out the customers’ location becomes private again.

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Dropbox Support

Built-in support for Dropbox™ makes it easy to send large files like presentations and videos. With Dropbox built in to BBM, you can send a file from your personal cloud directly to a BBM contact. On the receiving end, you can save the file directly to your smartphone or add it to your Dropbox account.

Emoticons

BBM customers have been asking for more emoticons, and now more than 100 new emoticons have been added to help you express yourself. Many of the new emoticons came from ideas submitted by customers!

BBM continues to connect friends, family and colleagues across a myriad of mobile networks, as the standard for mobile instant messaging with a fast, reliable, and engaging experience that puts control of privacy and personal information back in the customers’ hands.

Useful Links:

Read more about the latest of BBM here on Inside BlackBerry.

About BBM
Introduced in 2005, BBM set the standard for mobile instant messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices.

About BlackBerry

A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

* BBM customers and their contacts will need to have BBM Voice, a data plan and Wi-Fi coverage to make calls to each other. Data charges may apply.

**The new version of BBM on BlackBerry (BBM v.10.3) will be available on BlackBerry 10. BlackBerry OS5 and above will also be updated but will not include location sharing or Dropbox integration. For a full list of the new features of BBM, please visit www.bbm.com.

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Media Contact:
Victoria Berry
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	February 13, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer